Shepherd Ave Capital Acquisition Corp

October 3, 2024

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities & Exchange Commission

Attention: Ruairi Regan

100 F Street, N.E.

Washington, DC 20549

Re:	Shepherd Ave Capital Acquisition Corp Registration Statement on Form S-1 Filed July 24, 2024 File No. 333-280986

Dear Mr. Ruairi Regan:

We hereby provide a response to the comments issued in a letter dated September 23, 2024, (the “Letter”) regarding the Company’s Registration Statement on Form S-1 (File Number 333-280986, the “Registration Statement”). Contemporaneously, we are filing Amendment No. 1 to the Registration Statement via Edgar (the “Amended S-1”).

In order to facilitate the review by the Commission’s staff (the “Staff”) of the Amended S-1, we have responded to the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraph in the Staff’s Letter.

Form S-1 filed July 24, 2024

Cover Page

1.	We refer you to your tabular presentation of dilution at quartile intervals on the outside cover page and on page 12. Such tabular presentation appears to assume your maximum redemption threshold is the entire amount of shares to be sold to public shareholders as part of this offering. We further note your disclosure throughout your filing that you will not redeem your public shares in an amount that would cause your net tangible assets to be less than $5,000,001. Please tell us how you considered this redemption restriction in your determination of your maximum redemption threshold for your dilution presentation.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page and pages 14-15, 85-87 of the Amended S-1.

October 3, 2024

2.	We note the offering price included in your dilution presentation is adjusted to $8.75 to include the value of the rights. Please revise your presentation to include disclosure.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page and page 14-15, 85-87 of the Amended S-1.

3.	Please provide a cross-reference to all the sections in the prospectus for disclosures related to each of compensation, dilution, and material conflicts of interest, as required by Item 1602(a)(3), (4), and (5) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure throughout the Cover Page of the Amended S-1.

4.	Please state whether the redemptions will be subject to any limitations, such as the $5,000,001 net tangible asset requirement and for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of Regulation S-K. We note your disclosure on page 9 and elsewhere in the prospectus.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page of the Amended S-1.

5.	Please state clearly on the cover page whether there may be actual or potential material conflicts of interest between the SPAC sponsor, its affiliates, or promoters; and purchasers in the offering. See Item 1602(a)(5) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page of the Amended S-1.

6.	Please disclose the price per share for the Class B ordinary shares paid by the sponsor on the cover page. See Regulation S-K Item 1602(a)(3).

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page of the Amended S-1.

7.	We note the disclosure on page 121 regarding how the voting rights of the Class B shares differ from the Class A ordinary shares. Please provide disclosure regarding these Class B voting rights on the cover page.

Response: In response to the Staff’s Comment, we have revised the disclosure on the Cover Page of the Amended S-1.

8.	We note your reference to “certain anti-dilution exceptions” on page 48. To the extent the Class B shares are subject to anti-dilution provisions, revise the cover page to state whether the anti-dilution provisions may result in a material dilution of the purchasers’ equity interests. See Item 1602(a)(3) of Regulation S-K. Also revise the description of the Class B securities in Description of Securities beginning on page 118 or clarify the reference in the risk factor on page 48, as applicable.

Response: In response to the Staff’s Comment, we respectfully advise the Staff that there is no anti-dilution adjustment rights for the holders of the Class B ordinary shares, and we have therefore removed the reference on page 48 of the Amended S-1.

October 3, 2024

9.	Disclose on the cover page, in the table in the summary on page 6, and in the table on page 87, the monthly cash compensation arrangements described on pages 106 and 107. See Regulation S-K Items 1602(a)(3), 1602(b)(6), and 1603(a)(6).

Response: In response to the Staff’s Comment, we have revised the Cover Page of the Amended S-1.

Summary, page 1

10.	Please provide the compensation table required by Item 1602(b)(6) of Regulation SK setting forth the payments to be received by your sponsor and affiliates and the securities issued and to be issued to your sponsor. We note, as examples, references on pages 18 and 19 to repayment of loans and expenses. We also note your disclosure on page 118 that if you increase or decrease the size of this offering, you will effect a share capitalization or a compulsory redemption or redemption or other appropriate mechanism, as applicable. Please disclose the antidilution adjustment of the insider shares, the payment of consulting, management or other fees that may be received by directors or members of your management team as disclosed on page 107, and the possibility that working capital loans may be converted into private placement units as noted on pages 17 and 83. Lastly, describe the extent to which these items of compensation and/or securities issuances may result in a material dilution of the purchasers’ equity interests.

Response: In response to the Staff’s Comment, (i) with regard to sponsor-related disclosure, we have revised the relevant table and accompanying disclosure on pages 7-8 of the Amended S-1; (ii) with regard to management-related disclosure, we have revised the disclosure on page 4 of the Amended S-1; (iii) with regard to dilution-related disclosure, we have revised page 8 of the Amend S-1. Consistent with the revised disclosure, we have made conforming revisions to the disclosure throughout the Amended S-1, including the Cover Page and on pages14-15, 85-87, 96-100, 116-120 of the Amended S-1.

11.	Under Conflicts of Interest, please disclose the conflicts of interest relating to repayment of loans and reimbursements of expenses in the event you do not complete a de-SPAC transaction. Disclose the potential conflicts of interest arising from the ability to pursue a business combination with a company that is affiliated with the Sponsor or members of your management team. Address whether you have waived the corporate opportunity doctrine. See Item 1602(b)(7) of Regulation S-K. Please also revise the section beginning on page 109 to address these conflicts.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 31-32 and 123-126 of the Amended S-1.

October 3, 2024

12.	We note your disclosure on page 9 that you may extend such period pursuant to your amended and restated memorandum and articles of association to consummate a business combination. Please disclose clearly your plans if you do not consummate a de-SPAC transaction within 18 months, including whether you expect to extend the time period and whether there are any limitations on the number of extensions, including the number of times. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 11-12 of the Amended S-1.

13.	We note your disclosure on page 10 that you may be required to seek additional financing. Please provide disclosure regarding your plans or expectations to seek additional financing including any plans you have discussed internally about seeking financing. We note, for example, on page 60 you disclose that you may issue shares to investors in private placement transactions. Please describe how additional financings may impact unaffiliated security holders. See Item 1602(b)(5) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 12-13 of the Amended S-1 and made confirming revisions on the Cover Page, pages 39, 53, 86-87 and 99 of the Amended S-1.

Risk Factors
If we are deemed to be an investment company, page 49

14.	Please disclose that if you are found to be operating as an unregistered investment company, in addition to winding down your operations, you may be required to change your operations or register as an investment company under the Investment Company Act. Also, update your disclosure to reflect the effectiveness of the 2024 rules.

Response: In response to the Staff’s Comment, we have revised the disclosure on pages 54-56 of the Amended S-1.

The excise tax included in the Inflation Reduction Act of 2022, page 54

15.	Please disclose the risk that if the existing investors elect to redeem their shares such that their redemptions would subject the company to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 59-60 of the Amended S-1.

Dilution, page 76

October 3, 2024

16.	Your disclosure appears to reflect an assumption that no additional securities will be issued in connection with the conversion of any working capital loans into working capital units or in connection with additional financing sought to facilitate an initial business combination. If true, please expand your disclosure to address these assumptions and highlight that you may need to issue additional securities as you intend to seek an initial business combination with a target company with an enterprise value greater than the net proceeds of the offering and the sale of private placement warrants, as stated on page 10 of your prospectus.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 86-87 of the Amended S-1 and made conforming revisions on the Cover Page, pages 39, 53 and 99 of the Amended S-1.

Management, page 102

17.	We note your disclosure that your management has pre-existing fiduciary duties and contractual obligations and may have conflicts of interest in determining to which entity a particular business opportunity should be presented. We also note the list of entities to which your executive officers, directors and director nominees currently have fiduciary duties or contractual obligations on page 111. Briefly describe the fiduciary duties of each of your officers and directors to other companies to which they have fiduciary duties. See Item 1603(c) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 123-126 of the Amended S-1.

Certain Transactions, page 115

18.	Please disclose any circumstances under which the sponsor could surrender or cancel securities, such as in connection with a PIPE financing or earnout provision in a de-SPAC. See Item 1603(a)(6) of Regulation S-K.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 132 of the Amended S-1.

October 3, 2024

Description of Securities , page 118

19.	We note section 52 of your Amended and Restated Memorandum and Articles of Association appears to provide for exclusive forum in certain circumstances. We also note that section 7.3 of the Rights Agreement also provides for exclusive forum. Please describe the material terms of these provisions.

Response: In response to the Staff’s Comment, we have revised the disclosure on page 69-70, 140 of the Amended S-1.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ William W. Snyder
William W. Snyder, CEO

cc:	Arila E. Zhou, Esq. Robinson & Cole LLP